

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 1, 2014

Via E-Mail
Margaret A. Brown, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116

>   **Re:**   **Vocus, Inc.**
>   **Amended Schedule 14D-9 filed April 30, 2014**
>   **SEC File No. 005-81364**

Dear Ms. Brown:

We have reviewed your filing and have the following comments.

Amended Schedule 14D-9

Background and Reasons for the Company Board's Recommendation, page 13

1.   We reissue prior comment 2, in which we requested detailed disclosure regarding the referenced.

Certain Company Projections, page 33

2.   We note your response to prior comment 4. Please provide us supplementally with the entire set of projections provided to Stifel.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

>   Sincerely,
>
>   /s/ Daniel F. Duchovny
>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers and Acquisitions